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Global Investment Outlook & Strategy

January 2024

In our January 2024 report, we discuss the economic outlook and our global investment strategy in more detail. Topics covered include:

- U.S. Economic Slowdown is Still Unfolding, But Soft-Landing Odds are Higher
- China and Europe Remain Major Pressure Points for the Global Economy
- Global Central Banks are Shifting Toward Coordinated Monetary Loosening
- Healthy Yields Offer Attractive U.S. Taxable Bond Return Potential in 2024
- Municipal Bond Yields Will Broadly Track U.S. Treasury Yield Curve Trend
- Stock Market Participation Will Broaden to Include Quality Small Caps

Click here *to download the report or, if you'd like to receive a paper copy each quarter, let us know.*

To learn more, visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen   **Conner Murnighan**
Director – Investment Advisory   *Director – Investment Advisory*
(630) 235-0065   (312) 550-5809
krm@sitinvest.com   fcm@sitinvest.com

DISCLOSURE

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

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